Exhibit 4.4
FERRARI N.V. SHARE PLAN ADDRESSED TO ALL EMPLOYEES 2024-2027

_______________________________
FERRARI GROUP
RULES OF THE SHARE
PLAN
ADDRESSED TO ALL
EMPLOYEES
2024-2027
_______________________________

1.DEFINITIONS
1.1For the purposes of these Rules: (i) the terms and expressions listed below, which are underlined and capitalised, shall have the meanings hereinafter indicated for each of them; (ii) terms and expressions not underlined but capitalised in one or more paragraphs of this Article shall be defined in other paragraphs thereof; (iii) terms and expressions defined in the plural shall be understood to be defined also in the singular, and vice versa.

“Additional Assignment”
additional assignment of Shares from a minimum of one Share up to a maximum number of Shares equal to 15% of the value of the Shares received in the First Assignment (calculated in accordance with the relevant tax legislation at the time of Delivery of the Shares) for each Beneficiary who has not carried out a Disposal or a Transfer in relation to any Share received with the First Assignment during the Retention Period and who fulfils the other conditions set forth in the Rules.

“Beneficiaries”	persons holding a Relationship with a Participating Company who have accepted the Letter of Assignment within the terms set out therein
“Board of Directors/Board”	the Board of Directors of the Company
“Company”	Ferrari N.V., incorporated in Amsterdam (The Netherlands) and main offices in Via Abetone Inferiore n.4 I-41053 Maranello (MO), Italy, and any of its universal or particular successors
“Date of Assignment”	expiry of the deadline indicated in the Letter of Assignment within which the Beneficiary must decide whether to join the Plan
“Delivery”	the delivery of the Shares by transfer to the securities account opened with the Intermediary
“Disposal”	the transfer of ownership of the Shares for any reason
“Fifth Reference Date”	28 February 2026
“First Assignment”
the free una tantum assignment of a predetermined number of Shares to each Beneficiary for a value not exceeding Euro 2,065.83 (two thousand sixty-five/83) calculated based on the relevant tax legislation at the Delivery of the Shares. The Shares shall be assigned to Beneficiaries by the Participating Company holding the Relationship

“First Reference Date”	29 February 2024
“Fourth Reference Date”	31 December 2025
“Group”	Ferrari N.V. and its direct or indirect subsidiaries

“Individual Position Duration”	in relation to each Beneficiary, 50 months from the First Assignment at the cost of the Participating Company
“Intermediary”	the entity based in Italy appointed by the Company for the purpose of the operational management of the Plan, including the Delivery of the Shares to the Beneficiaries under the Plan;
“Joining Period”	the time between receipt of the Letter of Assignment and the Date of Assignment in which Participants may choose to join the Plan
“Letter of Assignment”
the individual letter sent by the Participating Company with which the proposal to join the Plan is communicated, as well as the estimated number of Shares up to a maximum value of Euro 2,065.83 related to the First Assignment. Such communication will be made available on the Online Platform or in any other manner identified at the sole discretion of the Company within 20 days from the applicable Reference Date and, together with any attachments including these Rules, shall be accepted by each Beneficiary for the purposes of participating in the Plan

“Online Platform”	the online platform set up by the Intermediary for the management of the Plan
“Participants”	the individuals who have received the Letter of Assignment and have not yet accepted the Plan
“Participating Company”	the Company and each of its Italian subsidiaries, Ferrari S.p.A. and each of its Italian subsidiaries,as well as the other Group companies and/or branch - identified at the Board's sole discretion - whose employees may be Beneficiaries of the Plan
“Plan”	the plan known as the “Share Plan Addressed to all Employees 2024-2027”' governed by these Rules
“Relationship”	a direct employment relationship
“Retention Period”	the period of 3 years from the date of Delivery of the Shares relating to the First Assignment
“Rules”	these rules that establish criteria, methods and deadlines for implementing the Plan
“Second Letter of Assignment”
the individual letter sent to the Beneficiaries who meet the requirements set forth in Article 6 of the Rules, which will indicate the estimated number of assigned Shares related to the Additional Assignment. Such notice will be made available on the Online Platform or in another manner identified at the sole discretion of the Company within 20 days after the expiry of the Retention Period.

“Second Reference Date”	31 December 2024
“Seventh Reference Date”	28 February 2027
“Share”	ordinary share with regular dividend rights of Ferrari N.V. listed on Euronext Milan
“Sixth Reference Date”	31 December 2026
“Third Reference Date”	28 February 2025
“Transfer”	the transfer of the Shares by the Beneficiary to a securities account of which the Beneficiary appears to be directly the beneficial owner
2.PURPOSE AND OBJECT OF THE PLAN
2.1These Rules define the criteria for implementing the “Share Plan Addressed to all Employees” of Participating Companies who have passed their probationary period, in accordance with these Rules and the Letter of Assignment.

2.2The Plan, based on the assignment of treasury shares and therefore without dilutive effects for the Company’s shareholders, is aimed at:
-increase employee’s sense of ownership, allowing them to become shareholders in the Company;
-increase retention;
-encourage greater financial awareness and culture, as well as an alignment of interests with shareholders;
-identify with each individual employee a common goal of value creation in the medium to long term.
3.PARTICIPANTS
3.1The Plan is open to all persons who hold a Relationship with a Participating Company and who (i) are not in a probationary period; (ii) have not received a notice of termination from the Participating Company (regardless of the legitimacy and validity of such notice); (iii) have not agreed to terminate the Relationship by mutual consent; or (iv) have not resigned; (v) and in any event, have not undergone any other form of withdrawal.

3.2The fulfilment of the conditions set forth in Section 3.1. shall be assessed on the First Reference Date, as well as for employees who are hired (or who have successfully completed the probationary period) thereafter, according to the following time windows:

Hiring date (or succesfull completion of the probationary period)	Conditions under para. 3.1. to be verified at the
From and including the First Reference Date until the day before the Second Reference Date	Second Reference Date

From and including the Second Reference Date until the day before the Third Reference Date	Third Reference Date
From and including the Third Reference Date and until the day before the Fourth Reference Date	Fourth Reference Date
From and including the Fourth Reference Date and until the day before the Fifth Reference Date	Fifth Reference Date
From and including the Fifth Reference Date and until the day before the Sixth Reference Date	Sixth Reference Date
From and including the Sixth Reference Date and until the day before the Seventh Reference Date	Seventh Reference Date

3.3Employees who are hired (or. who have successfully completed their probationary period) after the day before the Seventh Reference Date will therefore not be eligible to participate in the Plan.

3.4The participation in the Plan is on a voluntary basis and does not entail the creation of any stability pact and/or the right to a guaranteed minimum duration of the Relationship. Participation in the Plan also does not constitute a Relationship between the Beneficiary and the Company and does not entail the creation between the Beneficiary and the Company or the Participating Company of any rights other than those provided for in the Plan. The rules governing Relationships with the Participating Companies shall apply.

3.5The Rules informational document will be made available on the company intranet, while for Participants, the documentation related to the Plan, including the Rules, will be accessible within the Online Platform or through other methods determined at the sole discretion of the Participating Company.

4.MAIN PHASES OF THE PLAN
4.1The Plan provides for the free assignment of Company’s Shares in accordance with the provisions of this Rules and is divided into the following phases:
•A Joining Period where Participants can choose whether to participate in the Plan;
•a First Assignment to the Beneficiaries of a certain number of Shares in accordance with the Rules;
•the Delivery to the Beneficiaries of the Shares relating to the First Assignment;
•an Additional Assignment of Shares to the Beneficiaries who have complied with the Retention Period and the other conditions provided for in the Rules;
•the Delivery to the Beneficiaries of the Shares relating to the Additional Assignment.
4.2Each Share is assigned to the Beneficiaries free of charge and no consideration shall be due by them to the Company and/or to the Participating Company with which the Relationship is in force.

4.3 The assignment of Shares under the Plan is not subject to performance conditions. Upon the Delivery of the Shares, Beneficiaries can exercise the rights associated with the Shares, including the receipt of any distributed dividends, which will be credited to the Beneficiary’s bank account.

5.FIRST ASSIGNMENT
5.1The estimated number of Shares relating to the First Assignment shall be indicated in the Letter of Assignment. Each Beneficiary thereto, must accept such letter together with any attachments pursuant to article 10 of the Rules, within the deadline set forth in the Letter itself, under penalty of forfeiture of participation in the Plan, without any possibility of adhering thereto at a later date.

5.2The Delivery of the Shares relating to the First Assignment shall take place promptly, and in any case no later than 15 days following the Date of Assignment, by means of transfer to the securities account opened with the Intermediary, once the civil and administrative-accounting formalities connected to the Delivery of the Shares have been fulfilled.

5.3As an exception to what is otherwise provided in these Rules, Beneficiaries who are not employed by Ferrari S.p.A., its Italian subsidiaries, the Company’s Italian subsidiaries and its Italian branch, with exclusive and sole reference to the First Assignment referred to the First Reference Date, for fairness reasons related to the different implementation timing of the Plan during 2024, will be assigned no. 5 Shares, regardless their value at the moment of assignment. The relevant Letter of Assignment will be delivered with timing to be determined during the second half of 2024.

6.ADDITIONAL ASSIGNMENT
6.1Beneficiaries who:
-will not carry out a Disposal or a Transfer with regard to any Share received in the First Assignment during the Retention Period of 3 years from the date of Delivery of the same; and
-on the date of expiry of the Retention Period (ii) have not received a notice of termination from the Participating Company (regardless of the lawfulness and validity of such notice); (ii) have not agreed to terminate the Relationship by mutual consent; or (iii) they have not resigned; (iv) and in any case, there has been no other form of withdrawal, except for termination and concurrent hiring by another Participating Company shall receive an Additional Assignment of Shares. The number of Shares relating to the Additional Assignment will be indicated in the Second Letter of Assignment.

6.2The Delivery of the Shares related to the Additional Assignment shall take place promptly, and in any case no later than 15 days following the receipt of the Second Letter of Assignment, by means of transfer to the securities account opened with the Intermediary, as set forth in Article 9 below, once the civil and administrative-accounting formalities connected to the Delivery of the Shares have been fulfilled.

7.SHARE DISPOSAL/TRANSFER AND TRADING RESTRICTIONS
7.1The Shares assigned under the Plan are not subject to restriction, have regular dividend entitlement and the Beneficiary may therefore freely decide whether and when to proceed with a Disposal or a Transfer, subject to the provisions of these Rules and, in particular, under Paragraph 7.2.

7.2It is understood that any Disposal shall - at all times - be in compliance with the Group's insider trading policy (available on the corporate portal) and, in particular but without limitation, it shall not be possible to proceed with the Disposal of the Shares during the so-called “blackout periods” as defined in said insider trading policy and communicated from time to time to the Intermediary.

7.3. Without prejudice to Paragraph 7.2, in order to proceed with the Disposal or the Transfer of the Shares, the Beneficiary shall give an order through the Online Platform or by other means that will be indicated by the

Intermediary; the Disposal or the Transfer of the Shares shall be executed within 5 business days of such order. In case of Disposal the resulting value shall be subsequently credited to the Beneficiary's bank account. The Beneficiary shall have no rights or claims against the Company, the Participating Company, or the Intermediary regarding the price at which the Shares will be sold on the market.

8.TERMINATION OF THE RELATIONSHIP
8.1For technical-organizational reasons, in the event of termination of the Relationship, for any reason whatsoever, and with the sole exception of termination concurrent with the commencement of a Relationship with another Participating Company, the Beneficiary must proceed with the Disposal or the Transfer of the Shares received within 90 days of such termination. If the termination of the Relationship occurs during the period between the relevant Reference Date and the Delivery of the Shares, the Participant/Beneficiary will lose the right to participate in the Plan and shall not be entitled to receive any Shares thereunder (except in the event of termination concurrent with the commencement of a Relationship with another Participating Company).

8.2If the Disposal or the Transfer do not take place within the time limit referred to in paragraph 8.1, the Company shall have the right to instruct the Intermediary to arrange for the sale of all the Shares pertaining to the position of the Beneficiary and the subsequent settlement of the proceeds in favour of the latter, net of any commissions, taxes and other expenses incurred. The Beneficiary shall have no right or claim against the Company, the Participating Company or the Intermediary in this respect, including with respect to the price at which the Shares will be sold in the market.

8.3In the event of death of the Beneficiary, the obligation set forth in Paragraph 8.1 shall be borne by the Beneficiary's heirs and/or assigns, who may also choose to proceed with a Disposal or a Transfer of the Shares to another securities account in their name. The Disposal or transfer will take place in accordance with the timelines permitted by the applicable law. The Participating Company will provide support to the heirs and/or assigns in fulfilling the obligations set forth in this paragraph.

9.PLAN ADMINISTRATION
9.1The Company has identified an Intermediary to act as administrator of the Plan and which will provide a securities account for the purpose of depositing and management of the Shares assigned under the Plan.

9.2For each Beneficiary, the position managed by the Intermediary shall be automatically closed upon the Disposal or the Transfer of all the Shares assigned to the Beneficiary.

9.3The Company shall have the option - after the Individual Position Duration period has elapsed - to request the closure of the individual position with the Intermediary by providing specific notice to the Beneficiary. Upon receipt of such notice for the closure of the individual position and within 45 days thereafter, the Shares shall be subject to Transfer by the Beneficiary to another securities account in his/her name previously communicated by the same Beneficiary or shall be subject to Disposal by the Beneficiary. If the Disposal or the Transfer to another securities account does not take place within the aforementioned deadline, the provisions of paragraph 8.2 shall apply.

9.4The fees payable to the Intermediary for expenses relating to the administration and management of the Plan are borne by the Participating Company. The expenses relating to any Transfer of the Shares to another securities account of the Beneficiary previously indicated by the same Beneficiary and the fees for the sale of the Shares shall be borne by the Beneficiary.

10.ACCEPTANCE OF THE PLAN
10.1Providing their consent to join the Plan by accepting the Letter of Assignment through the Online Platform (or according to any other modality that shall be identified by the Company at its sole discretion and that shall be promptly communicated to the Beneficiaries), each Beneficiary accepts and undertakes to comply with all the terms and conditions of these Rules. Failure to accept the Letter of Assignment within the terms set forth therein shall result in the forfeiture of any right to participate in the Plan and receive an assignment of Shares under the same.
11.TAX AND SOCIAL SECURITY CONTRIBUTION OBLIGATIONS
11.1The assignment of the Shares shall be subject to any withholdings provided for by the applicable tax and social security contribution legislation in the country of residence of the Participating Company, also considering the Beneficiary's country of tax residence and/or work location. The Participating Company who holds the Relationship may withhold the amount to cover any tax or social security contributions owed by the Beneficiary, in relation to the Shares assigned, from any amount owed to the latter for any reason, including salary, as well as take all steps necessary to fulfil its own tax and/or social security obligations arising from the Plan.

11.2With regard to the Beneficiaries employed by Ferrari S.p.A., its Italian subsidiaries, the Company’s Italian subsidiaries and its Italian branch, in accordance with the provisions of Article 51, paragraph 2, letter g) of the TUIR currently in force, the value of the Shares granted under the Plan does not contribute to the employee's income provided that the Shares are not repurchased by the Company or the Participating Company or, in any case, are not subject to Disposal before at least three years have elapsed from the date of Delivery. Therefore, upon the occurrence of such conditions, the value of the Shares, up to the limit of Euro 2,065.83 (two thousand sixty-five/83), is not subject to ordinary taxation and social security contributions. Notwithstanding the foregoing, by accepting the Plan, the Beneficiary acknowledges and agrees that also the Transfer of the Shares before at least three years have elapsed from the Delivery date will result in the loss of the aforementioned preferential regime and will entitle the Participating Company to make ordinary tax and contribution deductions. In any case, the Participating Company makes no warranty or representation as to the applicable tax and social security contributions regime, which may be subject to change during the term of the Plan.

11.3The tax and social security regulations applicable in countries other than Italy, where the Plan is implemented, will be provided to the respective Beneficiaries in a separate document.

11.4During the implementation phase of the Plan, in which the detailed features will be defined, some of these may be subject to adaptations aimed at ensuring compliance with local regulations and/or achieving tax efficiency, as well as facilitating local-level implementation.

12.APPLICABLE LAW AND JURISDICTION
12.1The Plan shall be governed by the provisions of Italian law. Any dispute arising out of, or dependent upon, or in any way relating to the Plan shall be the exclusive competence of the court of Modena.

13.COMMUNICATIONS AND NOTIFICATIONS
13.1Any communication required or permitted by the provisions of the Rules shall be made through the

Online Platform or in such other manner as shall be determined at the discretion of the Company and communicated to Participants in a timely manner.

14.FINAL CLAUSES
14.1Participation in the Plan does not entitle the Beneficiaries to participate in any further Share-based or other similar plans in the future.

14.2These Rules are prepared on the basis of the regulations in force in the countries in which the Plan is offered as of today's date. If, due to changes in the same or in the interpretation and application thereof, the implementation of the Plan should entail for the Company or the Participating Company substantial additional tax, regulatory, contribution or other charges, the Company or the Participating Company shall have the right to unilaterally amend the terms of these Rules, including the right to cancel the Plan or revoke its offer, giving appropriate notice to the Beneficiaries.

14.3The Company reserves the right to exclude employees of Participating Companies located in countries where local legal, regulatory, tax, currency, and/or specific filing restrictions may directly or indirectly impede the achievement of the Plan's objectives and/or expose the Company or the Participating Company to potential risks and/or render the implementation and/or administrative management of the Plan costly, as determined at the sole and absolute discretion of the Company or the Participating Company

14.4The possible nullity, voidness or ineffectiveness of one or more of the provisions of these Rules does not render the entire Rules null, voidable or ineffective. In such cases, the Company or the Participating Company may amend these Rules to replace the void, voidable or ineffective provisions with other valid and effective provisions having a similar effect to the void, voidable or ineffective provisions.

14.5If the Shares are revoked from trading on Euronext Milan (delisting) - except in the case of concurrent admission to trading on the same market and/or on another regulated market by a universal or specific successor (successore a titolo universale o particolare) to the Company – the Plan will be automatically revoked and no further assignment of Shares will be made under it.

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